NOTICE OF EXEMPT SOLICITATION: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: 2443 Fillmore St #380-1454

San Francisco, CA 94115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Majority Action does not beneficially own more than $5 million of Wells Fargo common stock. This notice is therefore being provided on a voluntary basis.

Vote Recommendation: Vote AGAINST the election of Maria R. Morris (Chair of the Risk Committee) and Wayne M. Hewett (Chair of the Governance and Nominating Committee) for poor oversight of climate risk precipitated by Wells Fargo’s abandonment of critical climate commitments.

Wells Fargo Abandons Critical Climate Commitments

On February 28, 2025, Wells Fargo became the first major U.S. bank to discontinue its commitment to achieve net zero by 2050 for financed emissions.1 Wells Fargo also discontinued its 2030 interim financed emissions targets for carbon-intensive sectors, including oil and gas, power, automotive, steel, and aviation.2 The company’s abandonment of financed emissions reduction goals is particularly concerning because, compared to other major U.S. banks, Wells Fargo’s fossil fuel financing is disproportionately weighted towards lending activities (financed emissions) rather than underwriting (facilitated emissions).3 The company’s decision to jettison its net-zero and medium-term targets followed its exit from key voluntary climate agreements. In December 2024, Wells Fargo left the Net-Zero Banking Alliance.4 In March 2024, Wells Fargo withdrew from the Equator Principles, a set of minimum standards that financial institutions have used for over twenty years to assess the environmental risks associated with financing extractive projects.5 Wells Fargo’s former Chief Sustainability Officer reportedly left her position in 2024 out of frustration at the bank’s lack of commitment to its net-zero goals.6

Research shows that companies that establish carbon reduction targets are more likely to implement climate change strategies successfully.7 Since the Paris Agreement, Wells Fargo has been the fifth largest private financier of fossil fuels, committing $296 billion to fossil fuel companies between 2016 and 2023 — including more than $12.5 billion to coal utility operators whose plants are responsible for thousands of premature deaths per year in the U.S.8 According to an October 2024 news article, Wells Fargo has no plans to reduce fossil fuel financing in the immediate term.9

Risks to Wells Fargo and Its Investors

Emerging research suggests that there is a 50% chance that mean warming will exceed 2°C even if net-zero emissions are reached by 2050, underscoring the need for rapid and deep decarbonization.10 As allocators of capital, banks have the capability to make or break the energy transition, depending on whether they align client incentives to support transition-related activities and choose to finance climate solutions at the expense of fossil fuel expansion.

By abandoning its financed emissions targets and signaling its intention to continue financing carbon-intensive economic activity, Wells Fargo is exposing itself and its investors to increased climate risk. In its August 2024 Climate Report, Wells Fargo identifies climate change as a “risk driver with the potential to impact the risk types it manages,” including but not limited to credit risk, operational risk, and market risk.11 Several U.S. financial regulatory agencies have warned that as households, businesses, and governments incur climate-related losses that propagate throughout the economy, large financial institutions may experience “credit and market risks associated with loss of income, defaults, and changes in the values of assets, liquidity risks associated with changing demand for liquidity, operational risks associated with disruptions to infrastructure or other channels, or legal risks.”12 The Financial Stability Oversight Council notes that these dangers may lead banks to “pull back from credit provision or other financial services, potentially amplifying the initial climate-related shock and harming financial stability.”13 Economists have found that banks with weak climate commitments contribute more to systemic risk than banks with strong climate disclosure and performance.14

Vote AGAINST Directors Maria R. Morris (Item 1i) and Wayne M. Hewett (Item 1g) for Failures Related to Climate Oversight

Wells Fargo’s jettisoning of critical climate commitments marks a failure of climate governance and board oversight. Climate-related board oversight is primarily the purview of the Risk Committee and, to a lesser extent, the Governance and Nominating Committee. The Risk Committee oversees the management and governance of climate-related risks, as well as the integration of climate considerations into risk management programs. The Governance and Nominating Committee oversees corporate strategies, policies, and programs on sustainability and climate change and is expected to bring any risks related to these matters to the attention of the Risk Committee.15 As Chair of the Risk Committee and Chair of the Governance and Nominating Committee, Maria R. Morris and Wayne M. Hewett, respectively, bear the most responsibility for Wells Fargo’s about-face on climate targets.

Additional Item: Vote FOR the Shareholder Proposal on the Energy Supply Ratio (Item 6)

Wells Fargo remains committed to its goal of deploying $500 billion in sustainable finance by 2030.16 However, given Wells Fargo’s backpedaling on financed emissions targets, investors have reason to be concerned that the company’s financing of low-carbon energy sources will be undermined by unconstrained investment in fossil fuels. Periodic disclosure of an Energy Supply Ratio metric will provide shareholders much-needed insight into shifts in the composition of Wells Fargo’s energy investment at a time when the company is no longer committed to its net-zero ambition.

We are not soliciting authority to vote your proxy, and no proxy cards will be accepted. Vote your proxy in accordance with the instructions in Wells Fargo's proxy statement.

1 Wells Fargo, “Sustainability – “Statement on Wells Fargo’s Climate Goals & Targets (February 25, 2025),” https://www.wellsfargo.com/about/responsibility-and-impact/sustainability/ (accessed April 15, 2025).

2 Ibid; Wells Fargo, Climate Report, August 2024, https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf, p. 13.

3 Adele Shraiman and Ben Cushing, Capital Markets: The hidden pipeline for fossil fuel financing, Sierra Club, July 2023, https://www.sierraclub.org/sites/default/files/2023-07/Sierra-Club-Capital-Markets-Report.pdf, p. 10.

4 “Wells Fargo departs climate banking group in another high-profile exit after Goldman,” Reuters, December 20, 2024, https://www.reuters.com/sustainability/sustainable-finance-reporting/wells-fargo-departs-climate-banking-group-another-high-profile-exit-after-2024-12-20/ (accessed April 15, 2025).

5 Simon Jessop, Isla Binnie and Ross Kerber, “Leading U.S. banks leave ESG project finance group,” Reuters, March 6, 2024, https://www.reuters.com/business/finance/jpmorgan-citi-wells-boa-are-no-longer-signatories-equator-principles-website-2024-03-05/ (accessed April 15, 2024).

6 Marcus Baram, “The Climate Crisis Is Driving Bankers to Quit Their Jobs in Disillusionment,” Capital & Main, October 23, 2024, https://capitalandmain.com/the-climate-crisis-is-driving-bankers-to-quit-their-jobs-in-disillusionment.

7 Iordanis Eleftheriadis and Evgenia Anagnostopoulou, “Measuring the level of corporate commitment regarding climate change strategies,” International Journal of Climate Change Strategies and Management, vol. 9, no. 5 (2017): https://doi.org/10.1108/IJCCSM-09-2016-0145.

8 Rainforest Action Network et al., Banking on Climate Chaos: Fossil Fuel Finance Report 2024, https://www.bankingonclimatechaos.org/wp-content/uploads/2024/07/BOCC_2024_vF3.pdf, p. 13; Mahima Dave, Lethal Investments: The Health Consequences of Cash Flows into Coal, Sierra Club, August 2023, https://www.sierraclub.org/sites/default/files/2023-08/SierraClub-CoalUtilityFinancingReport.pdf, p. 4.

9 Baram, “Dirty Money.”

10 Noah S. Diffenbaugh and Elizabeth A. Barnes, “Data-Driven Predictions of Peak Warming Under Rapid Decarbonization,” Geophysical Research Letters, vol. 51, no. 23 (December 2024), https://doi.org/10.1029/2024GL111832.

11 Wells Fargo, Climate Report, pp. 37-38.

12 Department of the Treasury, Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation, “Principles for Climate-Related Financial Risk Management for Large Financial Institutions,” Federal Register, vol. 88, no. 208, https://www.govinfo.gov/content/pkg/FR-2023-10-30/pdf/2023-23844.pdf, p. 74186 (accessed April 16, 2025).

13 Financial Stability Oversight Council, Report on Climate-Related Financial Risk: 2021, October 21, 2021, https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, pp. 13-14 (accessed April 16, 2025).

14 Giuliana Birindelli et al., “The impact of banks’ climate engagement on systemic risk. Does committing a little or a lot make a difference?” Research in International Business and Finance, vol. 70, no. B (June 2024), https://doi.org/10.1016/j.ribaf.2024.102392.

15 Wells Fargo, SEC DEF14A, March 19, 2025, https://www.sec.gov/ix?doc=/Archives/edgar/data/0000072971/000007297125000090/wfc-20250317.htm, pp. 29, 108; Wells Fargo, Governance and Nominating Committee Charter,https://www.wellsfargo.com/assets/pdf/about/corporate/governance-and-nominating-committee-charter.pdf, pp. 1, 3; Wells Fargo, Climate Report, p. 10.

16 Wells Fargo, “Sustainability – “Statement on Wells Fargo’s Climate Goals & Targets (February 25, 2025).”